Via Facsimile and U.S. Mail

August 20, 2010

Richard D. Peterson
Executive Vice President, Chief Financial Officer and Treasurer
Medicis Pharmaceutical Corporation
7720 N. Dobson Road
Scottsdale, AZ 85256-2740

Re: Medicis Pharmaceutical Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 12, 2009
File Number: 001-14471

Dear Mr. Peterson:

        We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director